SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                     FORM 15


             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934.


                                                   Commission File No. 0-23569


                           Headlands Mortgage Company
             (Exact name of registrant as specified in its charter)


                          1100 Larkspur Landing Circle
                                    Suite 101
                           Larkspur, California 94939
                                 (415) 461-6790
                 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                         Common Stock, without par value
------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)


                                      None
------------------------------------------------------------------------------
             (Titles of all other classes of securities for which
                     a duty to file reports under Section
                             13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii)      [ ]
              Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)       [ ]
              Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii)      [ ]
              Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6                [ ]
              Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certificate or notice date: One*

* GreenPoint Financial Corp., a Delaware corporation ("GreenPoint"), is the sole holder of record of the common stock listed above as of the date hereof pursuant to the merger of GF Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of GreenPoint, with and into Headlands Mortgage Company, which was consummated on March 30, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, Headlands Mortgage Company, a California corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 1999                      By: /s/ Gilbert J. MacQuarrie
                                              Name: Gilbert J. MacQuarrie
                                              Title: Executive Vice President
                                                     and Chief Financial
                                                     Officer